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                                                       SEC FILE NUMBER
                                                       CUSIP NUMBER
                                                       33-98828

                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):

[X} Form 10-K            [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q             [ ] Form N-SAR

For Period Ended: December 31, 2000
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

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    Read Instruction (on back page) Before Preparing Form Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full Name of Registrant Pioneer Corporation of America
                            --------------------------------------------------
    Former Name if Applicable Pioneer Americas, Inc.
                              ------------------------------------------------

    Address of principal executive office (Street and number)
                                                              ----------------
    700 Louisiana Street, Suite 4300
    --------------------------------------------------------------------------

    City, state and zip code Houston, Texas 77002
                             -------------------------------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    As indicated in reports on Form 8-K filed on December 19, 2000, and January 8, 2001, the Registrant has defaulted in the payment of principal and interest that is due under outstanding credit obligations, and it is developing a financial restructuring plan. It has also entered into discussion with senior creditors, and its senior officers and other personnel have been required to devote time and attention to the due diligence efforts by representatives of the creditors. The structure of the Registrant's financial restructuring plan has been provided to such representatives, and discussions during the next two weeks will determine whether there is the basis for a successful restructuring.

    The significant uncertainties surrounding the basis of a restructuring plan and its implementation have delayed the final determination of the Registrant's asset carrying values and tax attributes. In addition, the Registrant's staff has devoted significant efforts to the development of the restructuring plan. As a result, the Registrant has been unable to complete the preparation of the annual report on Form 10-K for the year ended December 31, 2001, in a timely manner.


                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Kent R. Stephenson                             713                570-3257
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's operating loss for the year ended December 31, 2000, was approximately $11.1 million, compared to an operating loss of $37.0 million for the prior year. Revenues in 2000 were $335.2 million, compared to 1999 revenues of $284.3 million. Cost of sales in 2000 increased to $304.4 million from $274.2 million in 1999, while selling, general and administrative expenses decreased to $41.9 million from $47.1 million. Sharply higher energy costs in 2000 hampered the expected earnings recovery from the results of historically low prices in 1999 for chlorine and caustic soda, the Registrant's principal products.

                         Pioneer Corporation of America
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  04/02/2001               By: /s/ Kent R. Stephenson
     ------------------------      ---------------------------------------------
                                    Kent R. Stephenson, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000

                                    12b25-2